

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 28, 2020

Jim Frankola
Chief Financial Officer
Cloudera, Inc.
395 Page Mill Road
Palo Alto, CA 94306

>   **Re: Cloudera, Inc.**
>   **Form 10-K for the Fiscal Year Ended January 31, 2020**
>   **Filed March 27, 2020**
>   **File No. 001-38069**

Dear Mr. Frankola:

We have reviewed your September 11, 2020 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 27, 2020 letter.

Form 10-K for the fiscal year ended January 31, 2020

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 48

1. In your Form 10-Q for the quarter ended July 31, 2020, you disclose Annualized Recurring Revenue (ARR) equals the annualized value of all recurring subscription contracts with active entitlements as of the end of the applicable period. In your response to prior comment 1, you indicate you have introduced a consumption-based cloud pricing model, which enables customers to purchase and use your software on a consumption basis rather than on a subscription basis. Tell us how you considered these arrangements in your calculation of ARR and revise your disclosures as necessary. Also, tell us how much revenue was recognized from these consumption-based arrangements for fiscal 2020 and to date in fiscal 2021.

2.   The calculation described in the first bullet point in your response to comment 1 appears to be a measure similar to a the net expansion rate (NER), which was previously provided in your IPO and in subsequent Exchange Act filings through your October 31, 2018 Form 10-Q. Considering the continued focus on your "land-and-expand" strategy, please tell us why you no longer provide this measure. In this regard, while ARR captures overall growth in your business, it is unclear how ARR alone demonstrates the success of you land and expand strategy.

    You may contact Brittany Ebbertt, Senior Staff Accountant, at 202-551-3572 or Melissa Kindelan, Senior Staff Accountant, at 202-551-3564 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology